GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, Colorado 80111

December 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Great-West”) COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 22 to Registration Statement on Form N-6 (“Amendment”);
Request for Withdrawal of Post-Effective Amendment
File Nos. 333-70963 & 811-09201

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Great-West and Registrant, we hereby request withdrawal of the above referenced Amendment which was filed on October 28, 2010 (accession nos. 0001075796-10-000032).  We request withdrawal of the Amendment because we will not proceed with the product modifications at this time.  As a result, we respectfully request withdrawal of the Amendment as soon as practicable.  This Amendment is not yet effective and Registrant confirms that no securities were sold in connection with this Amendment.

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Jorden Burt LLP at 202-965-8130.

Sincerely yours,

/s/ Julie Collett

Julie Collett
Managing Counsel

cc:	Patrick F. Scott, Esq.
Office of Insurance Products